99

82-3459

INOVISION SOLUTIONS INC.

Financial Statements

July 31, 2003

03032755

SUPPL

Index

Notice to Reader

Balance Sheet

Statement of Operations and Deficit

Statement of Cash Flows

Notes to Financial Statements

dlw 10/23

ELLIS FOSTER

ELLIS FOSTER

CHARTERED ACCOUNTANTS

1650 West 1st Avenue
Vancouver, B.C., Canada V6J 1G1
Telephone: (604) 734-1112 Facsimile: (604) 714-5916
E-Mail: generaldelivery@ellisfoster.com
Website: www.ellisfoster.com

NOTICE TO READER

We have compiled the balance sheet of **Inovision Solutions Inc.** as at July 31, 2003 and the statements of operations and deficit and cash flows for the period then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

Vancouver, Canada
September 23, 2003

Ellis Foster
Chartered Accountants

INOVISION SOLUTIONS INC.

Balance Sheet
(Unaudited - See Notice to Reader)

		July 31 2003		October 31 2002
ASSETS				
Current				
Cash and cash equivalents	$	396	$	11,253
Loan receivable		100		100
Refundable deposit		-		30,000
Prepaid expenses		-		1,945
		496		43,298
Property and equipment		2,178		-
	$	2,674	$	43,298
LIABILITIES				
Current				
Accounts payable and accrued liabilities	$	27,604	$	17,796
Due to a director, non-interest bearing and unsecured		3,619		2,454
		31,223		20,250
SHARE CAPITAL AND DEFICIT				
Share capital (Note 3)		2,671,227		2,671,227
Deficit		(2,699,776)		(2,648,179)
		(28,549)		23,048
	$	2,674	$	43,298

Approved by the Directors: Daniel McGee Edward Muir

ELLIS FOSTER

INOVISION SOLUTIONS INC.

Statement of Operations and Deficit
(Unaudited - See Notice to Reader)

	Three months ended July 31 2003	Three months ended July 31 2002	Nine months ended July 31 2003	Nine months ended July 31 2002
Expenses				
Amortization	$ 92	$ -	$ 276	$ -
Consulting fee	-	-	500	-
Listing and transfer agent fees	1,713	2,363	7,689	7,570
Management fees	7,500	7,500	22,500	22,500
Office and miscellaneous	1,729	1,429	3,196	2,901
Professional fees	2,343	6,048	10,236	28,376
Project investigation and exploration	-	-	-	30,000
Rent	900	900	2,700	2,700
Travel and promotion	1,500	2,025	4,500	5,025
	15,777	20,265	51,597	99,072
Loss for the period	(15,777)	(20,265)	(51,597)	(99,072)
Deficit, beginning of period	(2,683,999)	(2,621,727)	(2,648,179)	(2,542,920)
Deficit, end of period	$ (2,699,776)	$ (2,641,992)	$ (2,699,776)	$ (2,641,992)
Loss per share - basic and diluted	$ (0.01)	$ (0.04)	$ (0.01)	$ (0.05)
Weighted average number of common shares outstanding - basic and diluted	3,123,368	2,933,368	3,123,368	2,136,573

INOVISION SOLUTIONS INC.

Statement of Cash Flows
(Unaudited - See Notice to Reader)

	Three months ended July 31 2003	Three months ended July 31 2002	Nine months ended July 31 2003	Nine months ended July 31 2002
Cash flows from (used in) operating activities				
Loss for the period	$ (15,777)	$ (20,265)	$ (51,597)	$ (99,072)
Adjustment for item not involving cash:				
- amortization	92	-	276	-
	(15,685)	(20,265)	(51,321)	(99,072)
Change in non-cash working capital items:				
- refundable deposit	-	-	30,000	-
- prepaid expenses	-	-	1,945	(2,878)
- accounts payable and accrued liabilities	4,584	(3,313)	9,808	(15,764)
	(11,101)	(23,578)	(9,568)	(117,714)
Cash flows from (used in) financing activities				
Decrease in amounts due to a director	1,305	-	1,165	(48,592)
Investors' deposits	-	-	-	-
	1,305	-	1,165	(48,592)
Cash flows from (used in) investing activities				
Purchase of capital assets	-	-	(2,454)	-
Issuance of share capital	-	-	-	192,500
	-	-	(2,454)	192,500
Increase (decrease) in cash and and cash equivalents	(9,796)	(23,578)	(10,857)	26,194
Cash and cash equivalents, beginning of period	10,192	51,322	11,253	1,550
Cash and cash equivalents, end of period	$ 396	$ 27,744	$ 396	$ 27,744

1. Basis of Presentation

These interim financial statements have been prepared using the same accounting policies and methods of their application as the most recent annual financial statements of the Company. These interim financial statements do not include all disclosures normally provided in the annual financial statements and should be read in conjunction with the Company's audited financial statements for the year ended October 31, 2002. In management's opinion, all adjustments necessary for fair presentation have been included in these interim financial statements. Interim results are not necessary indicative of the results expected for the fiscal year. Certain comparative figures have been reclassified to conform to the current period's presentation.

2. Change in Accounting Policies

Effective November 1, 2002, the Company adopted a new standard for the accounting for *Stock-based compensation and other stock-based payments* ("CICA 3870"), as recommended by the Canadian Institute of Chartered Accountants.

As permitted by CICA 3870, the Company has applied the new recommendation prospectively only to awards granted on or after November 1, 2002 and chosen not to recognize any compensation when stock options are granted to employees under stock option plans with no cash settlement features. However, as required, the Company will disclose pro forma information regarding net income as if it has accounted for its employee stock options under the fair value method.

For stock options awards granted to non-employees and all direct awards of stocks, the Company applies the fair value method. The fair value of stock options is determined by the Black-Scholes Option Pricing Model with assumptions for risk-free interest rates; dividend yields; volatility factors of the expected market price of the Company's common shares; and expected life of the options. The fair value of direct awards of stocks is determined by the quoted market price of the Company's stock.

The Company did not grant any options in the six months ended April 30, 2003 and, as such no compensation expense was recognized and no pro forma disclosure of the effect of accounting for these awards under fair value method was provided.

3. Share Capital

(a) Authorized: 100,000,000 common shares without par value.

(b) Issued: 3,123,368 common shares. There have been no changes during the period.

(c) 93,750 of the shares issued are held in escrow, the release of which is subject to the direction of the regulatory authorities having jurisdiction.

(d) Stock options outstanding as at July 31, 2003:

Number of Options	Exercise Price Per Option	Expiry Date
140,000	$0.36	February 19, 2007

Each option entitles the holder to acquire one common share of the Company.

4. Related Party Transactions

During the period, the Company incurred the following expenses to a director:

	2003	2002
Management fees	$ 22,500	$ 22,500
Rent	2,700	2,700
Travel and promotion	4,500	4,500
	$ 29,700	$ 29,700

INOVISION SOLUTIONS INC.

Statement of Operations and Deficit
(Unaudited - See Notice to Reader)

	Three months ended July 31 2003	Three months ended July 31 2002	Nine months ended July 31 2003	Nine months ended July 31 2002
Expenses				
Amortization	$ 92	$ -	$ 276	$ -
Consulting fee	-	-	500	-
Listing and transfer agent fees	1,713	2,363	7,689	7,570
Management fees	7,500	7,500	22,500	22,500
Office and miscellaneous	1,729	1,429	3,196	2,901
Professional fees	2,343	6,048	10,236	28,376
Project investigation and exploration	-	-	-	30,000
Rent	900	900	2,700	2,700
Travel and promotion	1,500	2,025	4,500	5,025
	15,777	20,265	51,597	99,072
Loss for the period	(15,777)	(20,265)	(51,597)	(99,072)
Deficit, beginning of period	(2,683,999)	(2,621,727)	(2,648,179)	(2,542,920)
Deficit, end of period	$ (2,699,776)	$ (2,641,992)	$ (2,699,776)	$ (2,641,992)
Loss per share - basic and diluted	$ (0.01)	$ (0.04)	$ (0.01)	$ (0.05)
Weighted average number of common shares outstanding - basic and diluted	3,123,368	2,933,368	3,123,368	2,136,573

INOVISION SOLUTIONS INC.

Statement of Cash Flows
(Unaudited - See Notice to Reader)

	Three months ended July 31 2003	Three months ended July 31 2002	Nine months ended July 31 2003	Nine months ended July 31 2002
Cash flows from (used in) operating activities				
Loss for the period	$ (15,777)	$ (20,265)	$ (51,597)	$ (99,072)
Adjustment for item not involving cash:				
- amortization	92	-	276	-
	(15,685)	(20,265)	(51,321)	(99,072)
Change in non-cash working capital items:				
- refundable deposit	-	-	30,000	-
- prepaid expenses	-	-	1,945	(2,878)
- accounts payable and accrued liabilities	4,584	(3,313)	9,808	(15,764)
	(11,101)	(23,578)	(9,568)	(117,714)
Cash flows from (used in) financing activities				
Decrease in amounts due to a director	1,305	-	1,165	(48,592)
Investors' deposits	-	-	-	-
	1,305	-	1,165	(48,592)
Cash flows from (used in) investing activities				
Purchase of capital assets	-	-	(2,454)	-
Issuance of share capital	-	-	-	192,500
	-	-	(2,454)	192,500
Increase (decrease) in cash and and cash equivalents	(9,796)	(23,578)	(10,857)	26,194
Cash and cash equivalents, beginning of period	10,192	51,322	11,253	1,550
Cash and cash equivalents, end of period	$ 396	$ 27,744	$ 396	$ 27,744

1. Basis of Presentation

These interim financial statements have been prepared using the same accounting policies and methods of their application as the most recent annual financial statements of the Company. These interim financial statements do not include all disclosures normally provided in the annual financial statements and should be read in conjunction with the Company's audited financial statements for the year ended October 31, 2002. In management's opinion, all adjustments necessary for fair presentation have been included in these interim financial statements. Interim results are not necessary indicative of the results expected for the fiscal year. Certain comparative figures have been reclassified to conform to the current period's presentation.

2. Change in Accounting Policies

Effective November 1, 2002, the Company adopted a new standard for the accounting for *Stock-based compensation and other stock-based payments* ("CICA 3870"), as recommended by the Canadian Institute of Chartered Accountants.

As permitted by CICA 3870, the Company has applied the new recommendation prospectively only to awards granted on or after November 1, 2002 and chosen not to recognize any compensation when stock options are granted to employees under stock option plans with no cash settlement features. However, as required, the Company will disclose pro forma information regarding net income as if it has accounted for its employee stock options under the fair value method.

For stock options awards granted to non-employees and all direct awards of stocks, the Company applies the fair value method. The fair value of stock options is determined by the Black-Scholes Option Pricing Model with assumptions for risk-free interest rates; dividend yields; volatility factors of the expected market price of the Company's common shares; and expected life of the options. The fair value of direct awards of stocks is determined by the quoted market price of the Company's stock.

The Company did not grant any options in the six months ended April 30, 2003 and, as such no compensation expense was recognized and no pro forma disclosure of the effect of accounting for these awards under fair value method was provided.

3. Share Capital

(a) Authorized: 100,000,000 common shares without par value.

(b) Issued: 3,123,368 common shares. There have been no changes during the period.

(c) 93,750 of the shares issued are held in escrow, the release of which is subject to the direction of the regulatory authorities having jurisdiction.

(d) Stock options outstanding as at July 31, 2003:

Number of Options	Exercise Price Per Option	Expiry Date
140,000	$0.36	February 19, 2007

Each option entitles the holder to acquire one common share of the Company.

4. Related Party Transactions

During the period, the Company incurred the following expenses to a director:

	2003	2002
Management fees	$ 22,500	$ 22,500
Rent	2,700	2,700
Travel and promotion	4,500	4,500
	$ 29,700	$ 29,700

INOVISION SOLUTIONS INC.

SCHEDULE C: Management Discussion for Quarter ending July 31st, 2003

Description of Business

Inovision Solutions Inc. has not generated sales or revenue from any of its existing technology projects. Management has, as a result, reviewed and consulted with an aim of identifying low risk/high value opportunities having the potential to create cash flow in both short and long term.

Discussion of Operations & Financial Conditions

The company is now discussing the possibility of exploration and development within the oil & gas field. Of particular interest is the ongoing activity within the shallow gas pool discoveries in the province of Saskatchewan, Canada. Today's increasing natural gas prices have presented opportunities which Inovision feels it may capitalize upon. There is widespread activity and rising interest in the industry. This interest is also bringing enthusiasm from the financial/investment community, who are pursuing and supporting oil & gas ventures.

The Company is also substantiating data pertaining to the use of green energy technology for cogeneration from both wind power and natural gas sources at the same locations. Preliminary discussions are underway with Arkay Energy Inc, of Calgary Alberta, relating to these activities.

At the end of the reporting quarter Company had approximately $400.00 on hand and liabilities in the amount of $27,000.00.

Throughout the second quarter the major portion of the expense incurred by the Company involved administration and professional fees.

Related Party Transactions

For the quarter ending July 31st, 2003 Mr. McGee received $9,000.00 for management fees, rent, travel and promotion. The management contract with Mr. McGee continues to date, receiving $2,500.00 per month for managing the affairs of the Company. .

Financings, Principal Purpose and Milestones

While the Company remains in an acquisition mode, no milestones have been established for future expenditures. Management announced a $300,000 private placement to provide additional working capital. To date the financing has not closed.

Any acquisitions made by the Company could necessitate an additional financing.

Liquidity and Solvency and Subsequent Events

At no time during the reporting period has the Company had any third party investor relation arrangements.